Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Tuesday, 29 November 2022

EVP AUSTRALIAN OPERATIONS RESIGNATION

Woodside today announces the resignation of its Executive Vice President Australian Operations, Ms Fiona Hick, to pursue a career opportunity with another ASX listed company.

Woodside CEO Meg O’Neill noted the significant contribution Ms Hick has made to Woodside during her 22-year career with the company.

“Fiona has demonstrated exceptional vision and leadership in the many roles she has fulfilled at Woodside.

“Since 2019, Fiona has been a valued member of the executive team, leading Woodside’s operations group. As the executive vice president overseeing Australian operations, Fiona has been instrumental in delivering safe, reliable, low-cost and lower-carbon performance.

“Fiona’s tenure was outstanding across a very challenging period in which the operations group was responding to the emerging and ongoing impacts of the pandemic and global market disruptions.

“Thanks to her strong and decisive leadership Woodside’s Australian operations are positioned for continuing success.

“On behalf of the Woodside Board and the executive team, we wish Fiona all the best in her future endeavours,” she said.

The process to identify Ms Hick’s successor is underway.

Contacts:

INVESTORS	MEDIA

Matthew Turnbull	Christine Forster
M: +1 (713) 448-0956	M: +61 484 112 469
E: christine.forster@woodside.com
Sarah Peyman
M: +61 457 513 249

E: investor@woodside.com.au

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.